U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

May 29, 2009

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
on behalf of FundX Tactical Total Return Fund

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your May 8, 2009 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 335 to its registration statement.  PEA No. 335 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on March 10, 2009, and is designated to become effective on May 29, 2009.  The purpose of PEA No. 335 was to register a new fund with the Trust, the FundX Tactical Total Return Fund (the “Fund”), managed by DAL Investment Company, LLC (the “Advisor”).  Registrant is filing this PEA No. 346 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 346 will become effective simultaneously with PEA No. 335 on May 29, 2009.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus (Risk/Return Summary—Principal Investment Strategies and Risks)

1.	On page 3 of the Prospectus, please consider defining the Fund as either the “Fund” or the “Tactical Fund,” not both as it gets confusing.

The Trust responds by making the change as suggested.

2.
On page 8 of the Prospectus, in footnote 4, it states that the “Advisor selects Upgrading Underlying Funds without regard to expense.”  (emphasis added)  Please consider adding disclosure regarding that fact to page 3 of the Prospectus under “What are the Fund’s Principal Investment Strategies?”

The Trust responds by adding relevant disclosure as requested to page 3 of the Prospectus under “What are the Fund’s Principal Investment Strategies?” indicating that the Advisor selects Underlying Upgrading Funds without regard to expense.

3.	If the Fund can invest in closed-end funds as part of its investment strategy, please add appropriate disclosure.

The Trust responds by stating supplementally that the Fund has no intention of purchasing closed-end funds.

4.
On page 3 of the Prospectus under “What are the Fund’s Principal Investment Strategies?” it states that “The Advisor expects to invest between 20% and 80% of the Fund’s assets in fixed income-type mutual funds or ETFs at all times.”  (emphasis added)  Please explain what is meant by “fixed income-type” mutual funds.  Does it refer to mutual funds that have an 80% policy of investing in fixed income securities?  Does it also include debt securities that are convertible to common stock?  Does it include junk bonds, mortgage-backed securities and/or asset-backed securities?  If so, please add relevant strategy language and corresponding risk disclosure for each security type.

The Trust responds by deleting the sentence and inserting a new sentence in the subsequent paragraph stating that:  “The Advisor expects to invest between 20% and 80% of the Fund’s assets according to its “Flexible Income” strategy.”

The Trust responds supplementally that the Advisor does not necessarily look for mutual funds that have an 80% policy of investing in fixed income securities.  However, the Fund may include Upgrading Underlying Funds that invest in convertible debt securities, junk bonds, mortgage-backed and asset-backed securities in its portfolio.  Accordingly, the Fund has added the sentence below to page 3 of the Prospectus and has included corresponding risk disclosure on page 4 of the Prospectus.

The Upgrading Underlying Funds invest directly in securities that may include any type of equity security (e.g. common stock and derivative instruments such as options or futures) and any type of fixed-income security (e.g., high-yield “junk” bonds, convertible bonds, mortgage and asset-backed securities.)

5.	Consider clarifying in the “Upgrading Underlying Funds Risks” paragraph that the Advisor has no control over the investment styles of the Upgrading Underlying Funds.

The Trust responds by adding clarifying language to the noted paragraph as suggested.

6.
Consider adding risk disclosure explaining the risks of relying on rating agencies for ratings of certain companies (i.e., the agencies are paid by the same companies they are asked to rate therefore there is an inherent conflict of interest; there is a delay between recognition of a company’s perceived rating and the assigned rating by the ratings agency).

The Trust responds by noting that while such risk disclosure may be pertinent for some of the Upgrading Underlying Funds, such disclosure is not relevant to the Fund.  The Advisor does not consider the ratings of the bonds held by an Upgrading Underlying Fund when adding to the Fund’s portfolio.

7.	Please indicate the Fund’s intended maximum of investments in foreign securities, or if no maximum, please state that there is no limit.

The Trust responds by noting that the Fund has already indicated on page 13 of the Prospectus that it may purchase foreign securities without limit.  (See below.)  The Trust will add similar disclosure to the Risk/Return Summary section on page 3.

The Fund also may purchase, without limit, shares of international and global Underlying Funds that invest in securities of companies located outside of the United States when they meet the Advisor’s selection criteria.

8.
Please consider clarifying that the underlying funds in which the Fund invests may use derivates for hedging purposes or for speculative purposes.  Also consider indicating that some underlying funds may use derivatives without any limitations.

The Trust responds by adding clarifying disclosure to the Upgrading Underlying Funds Risk disclosure as follows:

Derivative Risk - Some Upgrading Underlying Funds may use derivative instruments which derive their value from the value of an underlying asset, currency or index.  The term “derivatives” covers a broad range of investments, including futures, options and swap agreements.  In general, a derivative refers to any financial instrument whose value is derived, at least in part, from the price of another security or a specified index, asset or rate.  Derivatives may be used for hedging purposes or for speculative purposes and some Upgrading Underlying Funds may use derivatives without any limitations.  The value of derivatives may rise or fall more rapidly than other investments and it is possible to lose more than the initial amount invested.  The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index or rate, which may be magnified by certain features of the derivatives.  These risks are heightened when the portfolio manager uses derivatives to enhance a Fund’s return or as a substitute for a position or security, rather than solely to hedge (or offset) the risk of a position or security held by the Fund.

9.	If the Fund intends to engage in short selling activities, please add relevant disclosure regarding the practice. Additionally, please add an appropriate footnote to the Fees and Expenses table.

The Trust responds by confirming that the Fund does not directly short any stocks, ETFs or individual securities and has no intentions of engaging in short selling activities.  However, the Fund may purchase ETFs that track the inverse of various indexes.  Additionally, the Fund may purchase put and call options on indexes.  Because of it is not a principal strategy of the Fund and the Advisor will not expose more than 5% of the Fund’s assets to such activity, the Fund has added relevant disclosure to the Statement of Additional Information.

Prospectus (Risk/Return Summary—Fees and Expenses)

10.	In footnote 5 to the Fees and Expenses, please indicate the exact one-year expiration date of the Operating Expenses Limitation Agreement.

The Trust responds by adding the one-year expiration date of May 29, 2010 for the Operating Expenses Limitation Agreement to the footnote as requested.

Prospectus (Principal Investment Strategies and Risks)

11.
On page 13 of the Prospectus, the Fund includes a text box highlighting the definition of “investment grade” securities.  To balance the disclosure, consider either adding another text box highlighting the definition of “non-investment grade” securities (i.e., junk bonds) or removing the text box in its entirety.

The Trust responds by removing the text box in its entirety.

12.
On page 20 of the Prospectus, under “Pricing Fund Shares,” it mentions that shareholder transaction orders must be received in good form by the transfer agent or an “authorized” financial intermediary.  Please clarify whether an “authorized” financial intermediary is different than the financial intermediary discussed on page 23.

The Trust responds by noting that on page 23, there is information specific to buying and selling shares through a financial intermediary and this section indicates that financial intermediaries must be “authorized.”  The Trust has added a cross-reference on page 20 to the definition on page 23.

13.
On page 20 of the Prospectus, under “Fair Value Pricing,” it discusses that the price of the underlying funds are obtained using NAVs of the underlying funds.  Please refer readers to the underlying funds’ prospectuses for more information.

The Trust responds by adding disclosure as suggested.

Statement of Additional Information

14.
Please provide additional disclosure within the SAI with respect to the Fund’s ability to purchase repurchase agreements and reverse repurchase agreements and indicate the Fund’s maximum percentage allowable for investment.  Explain that reverse repurchase agreements are a form of “borrowing.”

The Trust responds by adding additional disclosure as requested.  The Trust confirms that the Fund will not engage in reverse repurchase agreements.  Additionally, the Trust has revised its SAI disclosure to indicate that the Fund does not intend to invest more than 15% of its assets in repurchase agreements.

15.	Please expand on the Fundamental Investment restriction number 2(a) regarding the Fund’s policy regarding borrowing and investing in senior securities.

The Trust responds by adding an explanatory paragraph to page B-9 under “Fund Borrowing” as follows:

The 1940 Act permits a portfolio to borrow money in amounts of up to one-third of a Fund’s total assets from banks for any purpose, and to borrow up to 5% of a Fund’s total assets from banks or other lenders for temporary purposes.  To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings.  Asset coverage means the ratio that the value of a Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.  Borrowing money to increase a Fund’s investment portfolio is known as “leveraging.”  Borrowing, especially when used for leverage, may cause the value of a Fund’s shares to be more volatile than if a Fund did not borrow.  This is because borrowing tends to magnify the effect of any increase or decrease in the value of a Fund’s portfolio holdings.  Borrowed money thus creates an opportunity for greater gains, but also greater losses.  To repay borrowings, a Fund may have to sell securities at a time and at a price that is unfavorable to the Fund.  There also are costs associated with borrowing money, and these costs would offset and could eliminate a Fund’s net investment income in any given period.  Currently, the Fund’s does not contemplate borrowing money for investment purposes.  The Fund’s Investment Restriction regarding borrowing will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing to the extent permitted by the 1940 Act.  Reverse repurchase agreements may be considered to be a type of borrowing.  Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy.  Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.  Such trading practices may include futures, options on futures, forward contracts and other derivative investments.

Issuance of Senior Securities.
Generally, issuing senior securities is prohibited under the 1940 Act; however, certain exceptions apply such as in the case of borrowing and certain other leveraging transactions.  With respect to the Fund’s fundamental investment restriction relating to issuing senior securities, “senior securities” are defined as fund obligations that have a priority over the Fund’s shares with respect to the payment of dividends or the distribution of fund assets.  The 1940 Act prohibits a Fund from issuing senior securities except that the Fund may borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose as discussed above.  A Fund also may borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities.  The issuance of senior securities by a Fund can increase the speculative character of the Fund’s outstanding shares through leveraging.  Leveraging of a Fund’s portfolio through the issuance of senior securities magnifies the potential for gain or loss on monies, because even though the fund’s net assets remain the same, the total risk to investors is increased.  Certain widely used investment practices that involve a commitment by a fund to deliver money or securities in the future are not considered by the SEC to be senior securities, provided that a Fund segregates cash or liquid securities in an amount necessary to pay the obligation or the fund holds an offsetting commitment from another party.  These investment practices include repurchase and reverse repurchase agreements, swaps, dollar rolls, options, futures and forward contracts.  The Fund’s policy will be interpreted not to prevent collateral arrangements with respect to swaps, options, forward or futures contracts or other derivatives, or the posting of initial or variation margin.

16.
On page B-18, under “Portfolio Turnover,” it states that “the Fund generally will not invest for short-term trading purposes.”  Please reconcile that statement with the Fund’s expected high portfolio turnover rate as discussed in the Prospectus.

The Trust responds by removing the referenced phrase of the sentence.  The revised sentence now reads as follows:

~~Although the Fund generally will not invest for short-term trading purposes, p~~Portfolio securities may be sold without regard to the length of time they have been held when, in the opinion of the Advisor, investment considerations warrant such action.

Part C

17.	Please be sure to add all outstanding exhibits including:
• Legality of Shares Opinion
• Auditor’s Consent
• Advisory Agreement
• Operating Expense Limitation Agreement

The Trust responds by filing all required exhibits.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul, Hastings Janofsky, & Walker LLP